EXHIBIT 21.1

SUBSIDIARIES

Entity Name	Jurisdiction of Incorporation or Organization

Region Green Limited	British Virgin Islands
Dermal Diagnostics (Holdings) Limited	England and Wales
Dermal Diagnostics Limited	England and Wales
Trial Clinic Limited	England and Wales